

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 7, 2016

<u>Via E-mail</u>
Joseph Ryan
Madyson Equity Group, LP
c/o Madyson Capital Management, LLC
3204 N. Academy Blvd., Suite 120
Colorado Springs, Colorado 80917

> **Re: Madyson Equity Group, LP**
> **Amendment No. 1 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted June 15, 2016**
> **CIK No. 0001672461**

Dear Mr. Ryan:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1. However, it does not appear that your revised disclosure complies with the requirements of Industry Guide 5. Please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate.

Investment Policies of Company, page 24

2. We note your response to comment 6 and reissue in part. Please state the company's policy as to the amount or percentage of assets which will be invested in any specific investment. Refer to Item 13(a)(6) of Form S-11.

Joseph Ryan
Madyson Equity Group, LP
July 7, 2016
Page 2

Executive Compensation, page 44

3. We note your revised disclosure in response to comment 12. However, your disclosure is still inconsistent. On pages 22, 37, and 38 you disclose a 65% distribution to the limited partners and a 35% distribution to the general partner. Meanwhile, your disclosure on pages 44 and 45 indicates that the distribution to the general partner will be 65%. Please revise or advise.

Certain Relationships and Related Party Transactions, page 45

4. Please tell us why you are not able to provide an estimate of the asset management fee based on the maximum number of shares sold in this offering. Please also clarify whether the asset management fee is an annual fee.

Plan of Distribution, page 17

5. You state that "[t]he Company, subject to Rule 256 of the 33 Act and corresponding state regulations, is permitted to generally solicit investors by using advertising mediums such as print, radio, TV, and the Internet." Please revise to reference Rule 255 and clarify that after qualification, you will offer the securities as permitted by Rule 251(d)(1)(iii). Please also advise as to which marketing materials will be printed advertisements or sales materials that will be accompanied with or preceded by a final offering circular in accordance with Rule 251(d)(1)(iii). Also note that testing the waters materials under Rule 255 must be filed with the Commission in accordance with Item 17, paragraph 13, of Form 1-A. We may have further comments.

Exhibit 12

6. Please revise to state whether purchasers of the securities will have any obligation to make payments to the registrant or its creditors (other than the purchase price for the securities) or contributions to the registrant or its creditors solely by reason of the purchasers' ownership of the securities. See Staff Legal Bulletin No. 19, Section II.B.1.b.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Jillian Sidoti, Esq.